# SEC Schedule 13D/A (Amendment No. 38) — Beneficial ownership report by holders of more than 5% of a class

Issuer: WILLIS LEASE FINANCE CORP, CIK 0001018164
CUSIP: 970646105
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 4700 Lyons Technology Parkway, Coconut Creek, Florida (FL), 33073
Date of event which requires filing of this statement: 04/01/2026
Filed by CIK 0001033309
Persons authorized to receive notices and communications: Charles F. Willis, IV, c/o Willis Lease Finance Corporation, 4700 Lyons Technology Parkway, Coconut Creek, Florida (FL), 33073, (415) 408-4700

## Reporting persons
- CFW Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: personal funds (PF), other (OO); sole voting power 0; shared voting power 2,134,148; sole dispositive power 0; shared dispositive power 2,134,148; aggregate amount beneficially owned 2,134,148 (27.47% of the class)
- WILLIS CHARLES F IV (CIK 0001033309): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 1,211,255; shared voting power 2,148,292; sole dispositive power 1,037,671; shared dispositive power 2,148,292; aggregate amount beneficially owned 3,359,547 (43.24% of the class)
  Comment: See Item 5
- Willis Austin Chandler (CIK 0001453104): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 222,205; shared voting power 646,895; sole dispositive power 130,584; shared dispositive power 27,992; aggregate amount beneficially owned 869,100 (11.19% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: WILLIS LEASE FINANCE CORP
Address of issuer's principal executive offices: 4700 Lyons Technology Parkway, Coconut Creek, Florida (FL), 33073
Comment: The Schedule 13D filed with the Securities and Exchange Commission on December 11, 2000 (the "Initial 13D") by CFW Partners, the Trust and Mr. Charles F. Willis, IV with respect to the Common Stock, par value $0.01 per share (the "Shares"), issued by Willis Lease Finance Corporation, a Delaware corporation (the "Issuer"), as amended on August 28, 2013, October 1, 2013, July 7, 2015, December 23, 2015, March 23, 2016, May 20, 2016, June 8, 2016, October 6, 2016, April 4, 2018, September 13, 2018, April 1, 2019, June 27, 2019, September 16, 2019, November 4, 2019, February 10, 2020, March 10, 2020, March 16, 2020, April 6, 2020, August 26, 2020, September 17, 2020, March 16, 2021, March 23, 2021, June 25, 2021, August 11, 2021, September 7, 2021, April 5, 2022, November 17, 2022, January 18, 2023, March 14, 2023, March 16, 2023, March 29, 2023, April 14, 2023, November 17, 2023, April 3, 2024, August 28, 2024, April 3, 2025, and November 18, 2025 (together with the Initial 13D, the "13D"), is hereby amended as set forth below. Capitalized terms not defined herein have the meanings ascribed to them in the 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the 13D is hereby amended to add the following:

As of April 3, 2026, the Reporting Persons may be deemed to beneficially own the following Shares:

CFW Partners: 2,134,148
Charles F. Willis, IV: 3,359,547
Austin C. Willis: 869,100
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the 13D is hereby amended to add the following:

As of April 3, 2026, the Reporting Persons had the power to vote, dispose of, or direct the disposition of the following Shares, or had the right to acquire such power over such Shares (with respect to stock options held by Charles F. Willis, IV):

CFW Partners:
Sole Voting Power: 0
Shared Voting Power: 2,134,148
Sole Dispositive Power: 0
Shared Dispositive Power: 2,134,148
Total beneficially owned: 2,134,148

Charles F. Willis, IV:
Sole Voting Power: 1,211,255*
Shared Voting Power: 2,148,292
Sole Dispositive Power: 1,037,671*
Shared Dispositive Power: 2,148,292
Total beneficially owned: 3,359,547*

*These amounts include 300,000 Shares underlying stock options held by Charles F. Willis, IV.

Austin C. Willis:
Sole Voting Power: 222,205
Shared Voting Power: 646,895
Sole Dispositive Power: 130,584
Shared Dispositive Power: 27,992
Total beneficially owned: 869,100
Transactions in the class effected during the past sixty days:
Item 5(c) of the 13D is hereby amended to add the following:

Exhibit 2 hereto sets forth descriptions of transactions with respect to the Shares effected during the past sixty days by the Reporting Persons and is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: No person(s) other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the 13D is hereby amended to add the following:

On March 24, 2026, Mr. Austin Chandler Willis entered into a new Rule 10b5-1 trading plan (the "10b5-1 Plan") with Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"). Pursuant to the 10b5-1 Plan, Merrill Lynch may sell up to 15,184 Shares on behalf of Mr. Austin Chandler Willis, starting on July 1, 2026. The 10b5-1 Plan will terminate automatically on the earlier of September 30, 2026, the date on which all 15,184 Shares have been sold under the 10b5-1 Plan, and the date the 10b5-1 Plan is otherwise terminated pursuant to its terms.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended and supplemented by adding the following exhibits as the last exhibit of Item 7 of the 13D:

1. Joint Filing Agreement
2. Schedule of Transactions for Item 5(c)

## Signatures
- CFW Partners, L.P.: /s/ Charles F. Willis, IV, Charles F. Willis, IV, its General Partner (04/03/2026)
- WILLIS CHARLES F IV: /s/ Charles F. Willis, IV, Charles F. Willis, IV (04/03/2026)
- Willis Austin Chandler: /s/ Austin Chandler Willis, Austin Chandler Willis (04/03/2026)